SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

(Mark One)

FORM 11-K

 **ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2011

OR

 **TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from_____ to

Commission File Number:1-8610

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

AT&T SAVINGS AND SECURITY PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AT&T INC.

208 S. Akard, Dallas, Texas 75202

Financial Statements, Supplemental Schedule and Exhibit

Table of Contents

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Plan Administrator
    of the AT&T Savings and Security Plan

We have audited the accompanying statements of net assets available for benefits of the AT&T Savings and Security Plan as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2011, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan's management. The information has been subjected to auditing procedures applied in our audits of the financial statements, and in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Dallas, Texas   /s/ Ernst & Young LLP
June 22, 2012

AT&T SAVINGS AND SECURITY PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(Dollars in Thousands)

	December 31,	
	2011	2010
ASSETS		
Investments at fair value (See Notes 3 and 4)	$ **5,141,448**	$ 5,293,745
Notes receivable from participants	**308,594**	320,461
Receivable for investments sold	**1,098**	639
Participant contributions receivable	**3,189**	3,463
Employer contributions receivable	**1,847**	2,001
Dividends and interest receivable	**4,601**	1
Total Receivables	**319,329**	326,565
Total Assets	**5,460,777**	5,620,310
LIABILITIES		
Administrative expenses payable	**3,146**	3,165
Securities purchased payable	**1,367**	5,248
Other payable	**1,781**	-
Total Liabilities	**6,294**	8,413
Net assets reflecting investments at fair value	**5,454,483**	5,611,897
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	**(63,484)**	(44,151)
Net Assets Available for Benefits	$ **5,390,999**	$ 5,567,746

See Notes to Financial Statements.

AT&T SAVINGS AND SECURITY PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2011
(Dollars in Thousands)

Net Assets Available for Benefits, December 31, 2010	$	5,567,746
Additions to Net Assets:		
Contributions:		
Participant contributions		214,050
Employer contributions		113,186
Rollover contributions		4,687
		331,923
Investment Income:		
Net appreciation in fair value of investments		73,173
Dividends on AT&T common shares		138,488
Interest		24,499
		236,160
Interest income on notes receivable from participants		14,477
Total Additions		582,560
Deductions from Net Assets:		
Administrative expenses		9,375
Distributions		672,134
Total Deductions		681,509
Net decrease before transfers		(98,949)
Transfer to AT&T Retirement Savings Plan		(77,798)
Net Assets Available for Benefits, December 31, 2011	$	5,390,999

See Notes to Financial Statements.

Notes to Financial Statements
(Dollars in Thousands)

NOTE 1. PLAN DESCRIPTION

The AT&T Savings and Security Plan (Plan) is a defined contribution plan originally established by SBC Communications Inc. (SBC) to provide a convenient way for eligible employees to save for retirement on a regular and long-term basis. In connection with the November 2005 merger of AT&T Corp., SBC changed its name to AT&T Inc. (AT&T or the Company). The majority of eligible employees are represented by the Communications Workers of America or the International Brotherhood of Electrical Workers who are employed by participating companies of AT&T. The following description of the Plan provides only general information. The Plan has detailed provisions covering participant eligibility, participant allotments from pay, participant withdrawals, participant loans, employer contributions and related vesting of contributions and Plan expenses. The Plan text and prospectus include complete descriptions of these and other Plan provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Bank of New York Mellon Corporation (BNY Mellon) serves as the trustee for the Plan. Fidelity Investments Institutional Operations Company, Inc. (Fidelity) serves as record keeper for the Plan.

In 2011, the Plan was amended to make certain participants eligible to participate in the AT&T Retirement Savings Plan. As a result, participant account balances of $77,798 were transferred out of the Plan during 2011.

During 2011, participants could invest their contributions in one or more of seven funds in 1% increments:

- AT&T Shares Fund
- Bond Fund
- Large Cap Stock Fund
- Interest Income Fund
- Global Equity Fund
- Mid and Small Cap Stock Fund
- International Stock Fund

Participants contribute to the Plan through payroll allotments. Participants may also contribute amounts representing distributions from other qualified defined benefit and defined contribution plans (rollovers). The Company contributes to the Plan by matching the participants' contributions based on the provisions of the Plan. Company matching contributions are made solely in the form of shares of AT&T's common stock held in an Employee Stock Ownership Plan (ESOP) which is a component of this Plan. Effective January 1, 2009, vested Company contributions made to the Plan that are invested in the ESOP can be immediately diversified into any of the fund options described above. Prior to January 1, 2009, participants could only diversify their vested Company match account beginning with the year following the year they attained age 55.

Dividends on shares in the AT&T Shares Fund and the ESOP can either be reinvested in the AT&T Shares Fund on a quarterly basis, or paid into a separate fund known as a Dividend Fund Account (DFA) for distribution at the end of the year. Interest earned on dividends held in the DFA purchases additional units of the AT&T Shares Fund in the participant's account. During 2011, Plan participants elected to receive $33,637 in dividend distributions. This amount is included in distributions on the Plan's Statement of Changes in Net Assets Available for Benefits.

Each participant is entitled to exercise voting rights attributable to the AT&T shares allocated to their account and is notified by the Company prior to the time that such rights may be exercised. Subject to the fiduciary provisions of ERISA, the trustee will not vote any allocated shares for which instructions have not been given by a participant. The trustee votes any unallocated shares in the same proportion as it votes those shares that were allocated to the extent the proportionate vote is consistent with the trustee's fiduciary obligations under ERISA. Participants have the same voting rights in the event of a tender or exchange offer.

Although it has not expressed any intent to do so, AT&T has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and collective bargaining obligations. In the event that the Plan is terminated, subject to the conditions set forth by ERISA, the account balances of all participants shall be 100% vested.

Administrative Expenses The reasonable expenses of plan administration may be charged to the Plan in accordance with procedures adopted by the plan administrator (as defined by the Plan). Brokerage fees, transfer taxes and other expenses incident to the purchase of sale or securities by the Trustee shall be deemed to be part of the cost of such securities, or deducted in computing the proceeds, as the case may be. Taxes, if any, on any assets held or income received by the Trustee will be charged appropriately against the accounts of Plan participants as determined by the plan administrator. To the extent

(Dollars in Thousands)

that expenses incident to the administration of the Plan are paid from the Plan, the plan administrator will determine which expenses are to be charged to and paid from participant's individual accounts, which expenses are to be charged to and paid from the accounts of all participants (and how they are to be allocated among such accounts), and which expenses are to be charged to and paid from the accounts of one or more identified groups of participants (and how they are to be allocated among such accounts). All expenses of administering the Plan that are not charged to the Plan will be borne by the respective participating companies in the Plan as determined by the plan administrator.

NOTE 2. ACCOUNTING POLICIES

The accompanying financial statements were prepared in conformity with U.S. generally accepted accounting principles (GAAP), which require management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Distributions are recorded when paid.

Investment Valuation and Income Recognition Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements. Investments in securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. If no sale was reported on that date, they are valued at the last reported bid price. Shares of registered investment companies are valued based on quoted market prices, which represent the net asset value of shares held at year-end. Over-the-counter securities (OTC) and government obligations are valued at the bid price or the average of the bid and asked price on the last business day of the year from published sources where available and, if not available, from other sources considered reliable. Depending on the types and contractual terms of OTC derivatives, fair value is measured using valuation techniques such as Black-Scholes option price models, simulation models, or a combination of various models.

Common/collective trust funds are valued at quoted redemption values that represent the net asset values of units held at year-end. Publicly traded partnerships are valued using trades on a national securities exchange based on the last reported sales price on the last business day of the year.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in fully benefit-responsive synthetic investment contracts (Synthetic GICs). The underlying investments of the Synthetic GICs are comprised of corporate bonds and notes, registered investment companies and government securities and are also valued as described above. The fair value of the wrap contracts for the Synthetic GICs is determined using a market approach discounting methodology that incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of period end. The contract value of the fully benefit-responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

Purchases and sales of securities are reflected as of the trade date. Dividend income is recognized on the ex-dividend date. Interest earned on investments is recognized on the accrual basis.

Notes Receivable from Participants Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued, but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2011 or 2010. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a distribution is recorded.

Recent Accounting Standards

Improving Disclosures about Fair Value Measurements In January 2010, the FASB issued Accounting Standards Update 2010-06, *Improving Disclosures about Fair Value Measurements,* (ASU 2010-06). ASU 2010-06 amended Accounting Standards Codification Topic 820, *Fair Value Measurements*, (ASC 820) to clarify certain existing fair value disclosures and require a number of additional disclosures. The requirement to present changes in Level 3 measurements on a gross basis is

(Dollars in Thousands)

effective for reporting periods beginning after December 15, 2010. Since ASU 2010-06 only affects fair value measurement disclosures, adoption of ASU 2010-06 did not have an effect on the Plan's net assets available for benefits or its changes in net assets available for benefits.

Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRS In May 2011, the FASB issued Accounting Standards Update 2011-04, *Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs,* (ASU 2011-04). ASU 2011-04 amended ASC 820, *Fair Value Measurements,* to converge the fair value measurement guidance in US generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures, although certain of these new disclosures will not be required for nonpublic entities. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan's financial statements.

NOTE 3. FAIR VALUE MEASUREMENTS

ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include:

- Quoted prices for similar assets and liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted market prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The valuation methodologies described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2011 and 2010.

(Dollars in Thousands)

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2011:

	Plan Assets at Fair Value as of December 31, 2011			
	Level 1	**Level 2**	**Level 3**	**Total**
U.S. equity securities:				
AT&T common stock	$ 2,376,998	$ -	$ -	$ 2,376,998
Money market/mutual funds	12,884	-	-	12,884
Large cap stock fund[1]	-	640,231	-	640,231
Global equity fund[2]	-	129,264	-	129,264
Mid and small cap fund[3]	-	364,360	-	364,360
International equity securities:				
Global equity fund[2]	-	39,040	-	39,040
International stock fund[4]	-	214,447	-	214,447
Fixed income securities:				
Bond fund[5]	-	380,028	-	380,028
Interest income fund:				
Money Market/Mutual Funds	50,438	-	-	50,438
Synthetic GICs:				
Money Market/Mutual Funds	16,506	-	-	16,506
U.S. government debt securities	-	617,592	-	617,592
Corporate debt securities:				
Asset-backed securities	-	66,070	-	66,070
Commercial mortgage-backed securities	-	86,476	-	86,476
Collateralized mortgage obligations	-	5,651	-	5,651
Other corporate debt securities	-	135,498	-	135,498
Wrapper contract	-	1,324	-	1,324
Short-term investments	4,641	-	-	4,641
Total assets at fair value	$ 2,461,467	$ 2,679,981	$ -	$ 5,141,448

Notes to Financial Statements (Continued)
(Dollars in Thousands)

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2010:

	Plan Assets at Fair Value as of December 31, 2010			
	Level 1	**Level 2**	**Level 3**	**Total**
U.S. equity securities:				
AT&T common stock	$ 2,454,679	$ -	$ -	$ 2,454,679
Money market/mutual funds	15,346	-	-	15,346
Large cap stock fund[1]	-	670,815	-	670,815
Global equity fund[2]	-	134,402	-	134,402
Mid and small cap fund[3]	-	395,258	-	395,258
International equity securities:				
Global equity fund[2]	-	46,540	-	46,540
International stock fund[4]	-	265,718	-	265,718
Fixed income securities:				
Bond fund[5]	-	355,626	-	355,626
Interest income fund:				
Money Market/Mutual Funds	37,798	-	-	37,798
Synthetic GICs:				
Money Market/Mutual Funds	10,238	-	-	10,238
U.S. government debt securities	-	465,710	-	465,710
Corporate debt securities:				
Asset-backed securities	-	1,626	-	1,626
Commercial mortgage-backed securities	-	184,891	-	184,891
Collateralized mortgage obligations	-	97,147	-	97,147
Other corporate debt securities	-	150,692	-	150,692
Wrapper contract	-	2,994	-	2,994
Short-term investments	4,265	-	-	4,265
Total assets at fair value	$ 2,522,326	$ 2,771,419	$ -	$ 5,293,745

[1]This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the S&P 500 Index. There are currently no redemption restrictions on this investment. The fair value of the investment in this category has been estimated using the net asset value per share.

[2]This fund is a balanced fund that consists of two common/collective trust funds with an objective of providing investment returns that approximate an asset allocation of 75% to the Dow Jones Wilshire 5000 Index and 25% to the Morgan Stanley Country Index – Europe, Australasia, Far East (MSCI EAFE) Index . There are currently no redemption restrictions on these investments. The fair value of the investments in this category has been estimated using the net asset value per share.

[3]This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the Dow Jones Wilshire 4500 Index. There are currently no redemption restrictions on this investment. The fair value of the investment in this category has been estimated using the net asset value per share.

[4]This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the common stocks included in the MSCI EAFE Index. There are currently no redemption restrictions on this investment. The fair value of the investment in this category has been estimated using the net asset value per share.

[5]This category includes a common/collective trust fund with an objective of providing investment results that approximate the overall performance of the fixed income securities included in Barclays Capital Government/Credit Bond Index. There are currently no redemption restrictions on this investment. The fair value of the investment in this category has been estimated using the net asset value per share.

(Dollars in Thousands)

NOTE 4. INVESTMENTS

Investments representing 5% or more of Plan net assets at December 31 were:

		2011		2010
Employee Stock Ownership Plan*				
AT&T common shares	**$**	**1,133,758**	$	1,200,292
AT&T Shares Fund				
AT&T common shares		**1,243,240**		1,254,387
Large Cap Stock Fund				
Barclays Global Investors Equity Index Fund F		**640,231**		670,815
Bond Fund				
Barclays Global Investors Intermediate Government/Credit Bond Index Fund F		**380,028**		355,626
Mid and Small Cap Stock Fund				
Barclays Global Investors EAFE Equity Extended Equity Market Fund F		**364,360**		395,258

* A portion of the ESOP represents nonparticipant-directed investments

During 2011, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated/(depreciated) in fair value as follows:

AT&T common stock	$	73,784
Common/collective trust funds		(611)
Total	$	73,173

Fully Benefit-Responsive Investment Contracts

The Interest Income Fund consists of fully benefit-responsive investment contracts with various financial institutions and insurance companies that promise to repay principal plus accrued income at contract maturity, subject to the creditworthiness of the issuer. Interest crediting rates are generally established when the contract is purchased and are periodically reset. The Interest Income Fund invests in Synthetic GICs, also referred to as wrapper contracts. The assets supporting the Synthetic GICs are owned by the Plan and generally consist of high quality fixed income securities. At December 31, 2011, the underlying assets had a fair value of $979,555 and a contract value of $916,071. At December 31, 2010, the underlying assets had a fair value of $951,096 and a contract value of $906,945. For the years ended December 31, 2011 and 2010, the average yield earned by the Plan on these contracts was 0.83% and 1.56%, and the average yield earned by the Plan, adjusted to reflect actual interest rate credited to participants, was 2.57% and 3.44%. No valuation reserves were recorded to adjust contract amounts as of December 31, 2011 or 2010.

A bank or insurance company issues a wrapper contract that provides preservation of principal, maintains a stable interest rate and provides daily liquidity at contract value for participant directed transactions, in accordance with the provisions of the Plan. Wrapper contracts amortize the realized and unrealized gains and losses on the underlying fixed income investments through adjustments to the future interest crediting rate. The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero, which would result in a loss of principal or accrued interest. The fair value of the wrapper contracts were $1,324 at December 31, 2011 and $2,994 at December 31, 2010.

Wrapper contracts' interest crediting rates are typically reset on a monthly or quarterly basis and are based on the characteristics of the underlying fixed income securities. Other key factors that influence the interest crediting rates are market interest rates, the amount and timing of participant transactions into and out of the wrapper contract, investment returns on the underlying fixed income securities and the duration of those investments. All wrapper contracts provide for

minimum interest crediting rate of zero percent. In the event that the interest crediting rate should fall to zero and the requirements of the wrapper contract are satisfied, the wrapper issuer will pay the Plan the shortfall needed to maintain the rate at zero, ensuring participants' principal and accrued interest is protected.

Changes in market interest rates can affect the yield to maturity and the market value of the underlying investment, and can have a material impact on the wrapper contract's interest crediting rate. Additionally, participant withdrawals and transfers from the Interest Income Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate. The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract value are represented on the Plan's Statements of Net Assets Available for Benefits as the "Adjustment from fair value to contract value for fully benefit-responsive investment contracts," and totaled $(63,484) at December 31, 2011, and $(44,151) at December 31, 2010. If this adjustment is positive, it indicates that the wrapper contract value is greater than the market value of the underlying investments and the embedded market value losses will be amortized in the future through a lower interest crediting rate. If the adjustment is negative, the embedded market gains would cause the future interest crediting rate to be higher.

In certain circumstances, the amount withdrawn from the wrapper contract could be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, if AT&T elects to withdraw from a wrapper contract in order to switch to a different investment provider or, in the event of a spin-off or sale of a division, if the terms of the successor plan do not meet the contract issuers' underwriting criteria for issuance of a clone wrapper contract. Events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan's loss of its qualified status, un-cured material breaches of responsibilities or material and adverse changes to the provisions of the Plan. The Company does not believe any of the events are probable of occurring in the foreseeable future.

Investment Risk

Investments held by the Plan are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments could occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefit. Plan participants' accounts that are invested in the Company stock fund option are exposed to market risk in the event of a significant decline in the value of AT&T stock.

Additionally, the Plan invests in securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate values, delinquencies or defaults, or both, and may be adversely affected by shifts in the market's perception of the issuers and changes in interest rates.

NOTE 5. RELATED PARTY TRANSACTIONS

Plan assets are invested in AT&T stock directly. Because the Company is the plan sponsor, transactions involving the Company's stock qualify as party-in-interest transactions. In addition, certain investments held by the Plan are managed by BNY Mellon and Fidelity as trustee and record keeper, respectively, as defined by various agreements. Therefore, these transactions and fees paid to these entities qualify as parties-in-interest transactions. All of these transactions are exempt from the prohibited transaction rules.

NOTE 6. TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated March 25, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt. In addition, the Plan has filed with the IRS for a new favorable determination letter on February 2, 2009, pursuant to, and as part of, the IRS determination letter filing program (Cycle C).

Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there were no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

(Dollars in Thousands)

NOTE 7. RECONCILATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of Net Assets Available for Benefits per the financial statements to the Form 5500 as of December 31:

	2011	2010
Net Assets Available for Benefits per the financial statements	**$ 5,390,999**	$ 5,567,746
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	**63,484**	44,151
Distributions payable to participants	**(848)**	(1,598)
Net Assets Available for Benefits per the Form 5500	**$ 5,453,635**	$ 5,610,299

The following is a reconciliation of distributions to participants per the financial statements to the Form 5500 for the year ended December 31, 2011:

Distributions to participants per the financial statements	**$ 672,134**
Distributions payable to participants at December 31, 2010	**(1,598)**
Distributions payable to participants at December 31, 2011	**848**
Distributions to participants per the Form 5500	**$ 671,384**

Distributions payable to participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

The following is a reconciliation of total additions per the financial statements to total income per the Form 5500 for the year ended December 31, 2011:

Total additions per the financial statements	**$ 582,560**
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2011	**63,484**
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2010	**(44,151)**
Total income per the Form 5500	**$ 601,893**

Fully benefit-responsive contracts are recorded on the Form 5500 at fair value versus contract value on the financial statements.

(Dollars in Thousands)

NOTE 8. NONPARTICIPANT DIRECTED INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments as of December 31 was as follows:

	2011	2010
Assets		
AT&T common shares	**$ 1,133,758**	$ 1,200,292
Temporary cash investments	**3,916**	5,655
Receivable for investments sold	**1,098**	639
Total Assets	**1,138,772**	1,206,586
Liabilities		
Securities purchased payable	**-**	2,215
Administrative expenses payable	**630**	300
Total Liabilities	**630**	2,515
Net Assets Available for Benefits[1]	**$ 1,138,142**	$ 1,204,071

	2011
Net Assets Available for Benefits, December 31, 2010[1]	$ 1,204,071
Employer contributions[2]	113,548
Net appreciation in fair value of investments	33,654
Administrative expenses	(1,810)
Distributions	(99,947)
Transfers to other funds	(92,756)
	(47,311)
Transfers to other plans	(18,618)
Net Assets Available for Benefits, December 31, 2011[1]	$ 1,138,142

[1] A portion of these amounts include participant and nonparticipant-directed investments.
[2] Employer contributions include forfeitures allocated from the AT&T Shares Fund.

NOTE 9. SUBSEQUENT EVENTS

In June 2012, as a result of the sale of AT&T's Advertising Solutions and Interactive businesses, approximately $63,931 of participant accounts and balances were transferred from the Plan to a successor plan sponsored by the acquirer.

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2011
(Dollars in Thousands)

	Identity of Issue	Description of Investment	Cost	Current Value
Employee Stock Ownership Plan				
*	AT&T COMMON SHARES	37,491,998 SHARES	$ 989,117	$ 1,133,758
*	DREYFUS GOVERNMENT CASH MANAGEMENT FUND	REGISTERED INVESTMENT COMPANY: 3,915,638 UNITS	3,916	3,915
	TOTAL EMPLOYEE STOCK OWNERSHIP PLAN		**993,033**	**1,137,673**
AT&T Shares Fund				
*	AT&T COMMON SHARES	41,112,433 SHARES		1,243,240
*	DREYFUS GOVERNMENT CASH MANAGEMENT FUND	REGISTERED INVESTMENT COMPANY: 4,965 UNITS		5
*	DREYFUS GOVERNMENT CASH MANAGEMENT FUND	REGISTERED INVESTMENT COMPANY: 8,964,001 UNITS		8,964
	TOTAL SHARES FUND		**	**1,252,209**
Bond Fund				
*	BARCLAYS GLOBAL INVESTORS INTERMEDIATE GOVERNMENT/CREDIT BOND INDEX FUND F	COMMON/COLLECTIVE TRUST FUND: 15,323,727 UNITS	**	**380,028**
Large Cap Stock Fund				
*	BARCLAYS GLOBAL INVESTORS EQUITY INDEX FUND F	COMMON/COLLECTIVE TRUST FUND: 31,018,938 UNITS	**	**640,231**
Interest Income Fund				
	STATE STREET BANK & TRUST CO WRAPPER	SYNTHETIC GIC #99039, IR ***		233
	JP MORGAN CHASE BANK WRAPPER	SYNTHETIC GIC #ASBCSS-01, IR ***		544
	INTL BK RECON & DEVELOPMENT	.800% 07/13/2012 DD 07/15/10		2,507
	DREYFUS GOVT CASH MGMT FUND	VAR RT 12/31/2075 DD 06/03/97		174
	ASIAN DEVELOPMENT BANK	2.750% 05/21/2014 DD 05/21/09		2,521
	ASIAN DEVELOPMENT BANK	2.625% 02/09/2015 DD 02/09/10		2,847
	BARCLAYS BK PLC UK GOVT 144A	2.700% 03/05/2012 DD 03/05/09		4,201
	BEAR STEARNS COML 04-PWR4 A3	VAR RT 06/11/2041 DD 06/01/04		2,814
	BEAR STEARNS COML 04-TOP16 A-6	4.750% 02/13/2046 DD 11/01/04		5,346
	BRFKREDIT	2.050% 04/15/2013 DD 04/15/10		2,261
	CDP FINANCIAL	3.000% 11/25/2014 DD 11/25/09		1,930
	CAPITAL AUTO REC 07 4 CL A-4A	5.300% 05/15/2014 DD 11/15/07		1,619
	CARMAX	1.56% 07/15/2014 DD 02/19/10		1,134
	CHRYSLER FINANCIAL AUTO	2.82% 01/15/2016 DD 07/14/09		977
	CITIGROUP FUNDING INC	2.250% 12/10/2012 DD 08/06/09		6,111
	COMMONWEALTH BANK AUST	2.500% 12/10/2012 DD 06/10/09		1,708
	CIE DE FINANCEMENT FOUNCIER	2.125% 04/22/2013 DD 04/22/10		1,583
	CIE FIN FONCIER CVD144A	2.25% 03/07/2014 DD 3/08/11		4,620

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2011
(Dollars in Thousands)

Identity of Issue	Description of Investment	Cost	Current Value
RABOBANK NEDERLAND	2.125% 10/13/2015 DD 10/13/10		2,352
COUNCIL OF EUROPE	2.750% 02/10/2015 DD 02/10/10		1,512
COUNCIL OF EUROPE BD	1.5% 01/15/2015 DD 05/11/11		3,173
CREDIT SUISSE FIRST BOSTON	VAR RT 02/15/2038 DD 03/01/05		1,507
DANSKE BANK A/S	2.500% 05/10/2012 DD 06/30/09		2,013
DISCOVER CARD EXE 08-4 CL A	5.650% 12/15/2015 DD 06/18/08		8,882
DNB NOR BOLIGKRE CVD 144A	2.9% 03/29/2016 DD 03/29/11		2,338
EUROPEAN BK RECON AND DEV	2.750% 04/20/2015 DD 04/20/10		1,260
FNMA BD	1.25% 09/28/2016 DD 08/19/11		7,229
FNMA NOTE	2.5% 05/15/2014 DD 05/15/09		2,400
FNMA NOTE	3.000% 09/16/2014 DD 08/14/09		7,035
FNMA NOTE	2.625% 11/20/2014 DD 10/26/09		1,904
FNMA NOTE	1.625% 10/26/2015 DD 09/27/10		6,149
FHLMC POOL #78-8657	VAR RT 09/01/2031 DD 09/01/01		28
FEDERAL HOME LN BK CONS BD	5.500% 08/13/2014 DD 06/22/07		3,776
FEDERAL HOME LN BK CONS BD	3.625% 05/29/2013 DD 04/18/08		13,075
FEDERAL HOME LN BKS CONS BD	5.250% 06/18/2014 DD 05/27/04		6,288
FEDERAL FARM CR BK CONS BD	1.500% 11/16/2015 DD 11/15/10		3,880
FEDERAL NATL MTG ASSN DEBS	4.625% 10/15/2014 DD 09/17/04		10,000
FEDERAL HOME LN MTG CORP REF	4.125% 09/27/2013 DD 08/20/08		13,090
FEDERAL HOME LN MTG CORP	1.625% 04/15/2013 DD 03/04/10		1,968
FEDERAL HOME LN MTG CORP	1.75% 06/10/2015 DD 09/10/10		5,159
FEDERAL HOME LN MTG CORP	2.5% 05/27/2016 DD 08/08/11		15,886
FNMA POOL #0254914	4.500% 09/01/2013 DD 08/01/03		553
FNMA GTD REMIC P/T 2002-W2 AF6	STEP 05/25/2032 DD 03/01/02		654
FNMA GTD REMIC P/T 2002-T11 B	5.341% 04/25/2012 DD 07/01/02		8,077
FNMA GTD REMIC P/T 02-W11 AF 6	VAR RT 11/25/2032 DD 09/01/02		698
FNMA GTD REMIC 2003-T1 A	3.807% 11/25/2012 DD 02/01/03		968
FNMA GTD REMIC P/T 03-T3	VAR RT 05/25/2033 DD 02/01/03		1,008
FNMA GTD REMIC P/T 03-W10 2A	VAR RT 06/25/2043 DD 06/01/03		744
FNMA GTD REMIC P/T 04-T4 AI9	5.450% 08/25/2034 DD 07/01/04		2,646
FHLMC MULTICLASS MTG 2736 BD	5.000% 04/15/2032 DD 01/01/04		2,847
FHLMC MULTICLASS MTG 2785 AJ	5.000% 04/15/2034 DD 04/01/04		1,785
FHLMC MULTICLASS CTFS 2866 NA	4.500% 10/15/2034 DD 10/01/04		2,544
FHLMC MULTICLASS CTFS 2882 NA	5.000% 11/15/2034 DD 11/01/04		3,058
FHLMC MULTICLASS MTG	4.500% 09/15/2018 DD 02/01/05		2,054
FHLMC MULTICLASS MTG 2930 KC	4.500% 06/15/2019 DD 02/01/05		1,157
FHLMC MULTICLASS MTG 2934 CI	5.000% 01/15/2034 DD 02/01/05		4,711
FHLMC MULTICLASS MTG 3660 BH	4.500% 07/15/2037 DD 04/01/10		2,890
FHLMC MULTICLASS MTG 3202 LN	4.500% 03/15/2035 DD 08/01/06		2,916
FHLMC MULTICLASS MTG 3601 PA	5.000% 09/15/2038 DD 11/01/09		2,924
FNMA GTD REMIC P/T 10-22 PC	5.000% 03/25/2037 DD 02/01/10		3,436
FNMA GTD REMIC P/T 10-48 UA	5.000% 12/25/2034 DD 04/01/10		1,368
FNMA POOL #0686026	VAR RT 04/01/2033 DD 04/01/03		543
FNMA POOL #0756359	VAR RT 12/01/2033 DD 12/01/03		716

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2011
(Dollars in Thousands)

Identity of Issue	Description of Investment	Cost	Current Value
FORDO 2009-B A3	2.790% 08/15/2013 DD 06/09/09		482
FORDO 2011-A A3	.97% 01/15/2015 DD 01/28/11		3,876
ALLY FINANCIAL INC (GMAC FDIC GTC)	1.750% 10/30/2012 DD 10/30/09		1,418
GE CAPITAL CORP	5.250% 10/19/2012 DD 10/19/07		4,140
GREENWICH CAP COML 05-GG3 A3	VAR RT 08/10/2042 DD 02/01/05		7,178
GREENWICH CAP COML 05-GG11 A2	VAR RT 07/10/2013 DD 10/01/07		8,721
HOWARD HUGHES MEDICAL IN	3.450% 09/01/2014 DD 08/18/09		768
ING BK N V NTHE ST CR GTEE	2.625% 02/09/2012 DD 02/09/09		1,202
INTER-AMERICAN DEVEL BK	1.625% 07/15/2013 DD 05/19/10		2,533
INTL BK RECON & DEVELOP	2.375% 05/26/2015 DD 05/26/10		2,637
J P MORGAN 08 C2 CL A-2	5.855% 02/12/2051 DD 05/01/08		6,284
LB UBS COML MTG TR 04-C7 A-6	4.786% 10/15/2029 DD 10/11/04		4,687
MARRIOTT VACATION 04-1 A 144A	4.620% 05/20/2026 DD 05/31/04		217
MERCEDES-BENZ AUTO RECEIV 1 A3	1.420% 08/15/2014 DD 04/21/10		1,204
MERCEDES-BENZ AUTO RECEIV 1 A4	1.220% 12/15/2017 DD 07/20/11		1,386
MICROSOFT CORP	1.625% 09/25/2015 DD 09/27/10		761
MICROSOFT CORP SR UNSEC	2.500% 02/08/2015 DD 02/08/11		2,251
MORGAN STANLEY CAP HQ7 AR	VAR RT 11/14/2042 DD 11/01/05		2,474
NCUA GUARANTEED NOTES	1.600% 10/29/2020 DD 11/10/10		454
NORDIC INVESTMENT BANK	2.625% 10/06/2014 DD 10/05/09		1,364
RABOBANK NEDERLAND	4.200% 05/13/2014 DD 05/13/09		5,029
ROYAL BK OF CANADA	3.125% 04/14/2015 DD 04/14/10		1,312
ROYAL BK SCOTLND GRP PLC	1.500% 03/30/2012 DD 11/30/09		3,406
SIERRA REC FDG CO 06-1A CL A1	5.840% 05/20/2018 DD 07/11/06		854
STRUCTURED ASSET 04-3AC A-1	VAR RT 03/25/2034 DD 02/01/04		1,477
US CENTRAL FEDERAL CRED	1.900% 10/19/2012 DD 10/19/09		3,382
U S TREASURY NOTE	4.250% 08/15/2014 DD 08/15/04		1,102
U S TREASURY NOTE	2.250% 03/31/2016 DD 03/31/11		4,800
U S TREASURY NOTE	2.625% 07/31/2014 DD 07/31/09		15,732
U S TREASURY NOTE	3.125% 10/341/2016 DD 10/31/09		15,524
U S TREASURY NOTE	2.625% 12/31/2014 DD 12/31/09		4,160
U S TREASURY NOTE	2.375% 02/28/2015 DD 02/28/10		10,610
U S TREASURY NOTE	2.500% 03/31/2015 DD 03/31/10		8,530
U S TREASURY NOTE	2.500% 04/30/2015 DD 04/30/10		5,336
U S TREASURY NOTE	1.750% 07/31/2015 DD 07/31/10		5,219
U S TREASURY NOTE	1.250% 08/31/2015 DD 08/31/10		9,239
U S TREASURY NOTE	1.250% 10/31/2015 DD 10/31/10		16,923
U S TREASURY NOTE	1.375% 11/30/2015 DD 11/30/10		4,740
U S TREASURY NOTE	2.1250% 02/29/2016 DD 02/28/11		5,305
U S TREASURY NOTE	2.000% 04/30/2016 DD 04/30/11		7,392
U S TREASURY NOTE	1.500% 07/31/2016 DD 07/31/11		20,677
U S TREASURY NOTE	.5000% 08/15/2014 DD 08/15/11		4,721
U S TREASURY NOTE	1.000% 08/31/206 DD 08/31/11		16,175
U S TREASURY NOTE	1.000% 10/31/2016 DD 10/31/11		12,621

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2011
(Dollars in Thousands)

Identity of Issue	Description of Investment	Cost	Current Value
U S TREASURY NOTE	.875% 11/30/2016 DD 11/30/11		3,009
U S TREASURY NOTE	.875% 12/31/2016 DD 12/31/11		4,708
WEST CORP FED CRED UNION	1.750% 11/02/2012 DD 11/02/09		1,924
WESTPAC BANKING CORP	2.900% 09/10/2014 DD 09/10/09		3,866
WOART 2010-A A4	2.21% 5/15/2015 DD 01/28/10		2,839
YALE UNIVERSITY YALUNI	2.900% 10/15/2014 DD 11/10/09		2,260
			469,240
BANK OF AMERICA WRAPPER	Synthetic GIC #99-086, IR ***		492
MONUMENTAL LIFE INSURANCECOMPANY WRAPPER	Synthetic GIC #MDA00871TR, IR ***		55
INTL BK RECON & DEVELOP	.800% 07/13/2012 DD 07/15/10		2,307
DREYFUS GOVT CASH MGMT FUND	VAR RT 12/31/2075 DD 06/03/97		16,332
ASIAN DEVELOPMENT BANK	2.750% 05/21/2014 DD 05/21/09		1,996
ASIAN DEVELOPMENT BANK	2.625% 02/09/2015 DD 02/09/10		2,320
BA CR CARD TR 2007-8 NT CL A	5.590% 11/17/2014 DD 06/22/07		4,397
BANK OF AMERICA CORP	3.125% 06/15/2012 DD 12/04/08		3,101
BEAR STEARNS COML 04-PWR4 A3	VAR RT 06/11/2041 DD 06/01/04		2,274
BEAR STEARNS COML 04-TOP16 A-6	4.750% 02/13/2046 DD 11/01/04		4,276
BEAR STERNS COML PW16 A4	VAR RT 06/11/2040 DD 06/01/07		4,680
BRKREDIT AS	2.050% 04/15/2013 DD 04/15/10		1,813
CARMX 2010	1.560% 07/15/2014 DD 02/19/10		901
CDP FINANCIAL	3.000% 11/25/2014 DD 11/25/09		1,621
CD 07-CD4 COML MTG TR MTG A2B	5.205% 12/11/2049 DD 03/01/07		7,869
CAPITAL ONE MULTI ASSET A3	5.050% 02/15/2016 DD 04/16/08		7,896
CITIBANK CR CARD 05-A2 A2	4.850% 03/10/2017 DD 03/09/05		6,709
CGCMT 2007-C6 A4	VAR RT 12/10/2049 DD 07/01/07		3,528
CHASE INSURANCE	5.120% 10/15/2014 DD 10/15/07		4,844
CITIGROUP FUNDING INC	2.250% 12/10/2012 DD 08/06/09		4,074
GREENWICH CAPITAL COMM GG9 A4	5.444% 03/10/2039 DD 03/01/07		4,330
GREENWICH CAPITAL COMM GG11 A2	VAR RT 12/10/2049 DD 10/01/07		8,054
COMMONWEALTH BANK AUST	2.500% 12/10/2012 DD 06/10/09		1,388
CIE DE FINANCEMENT FONCIER	2.125% 04/22/2013 DD 04/22/10		1,385
RABOBANK NEDERLAND	2.125% 10/13/2015 DD 10/13/10		2,156
COUNCIL OF EUROPE	2.750% 02/10/2015 DD 02/10/10		1,247
COUNCIL OF EUROPE	1.500% 01/15/2015 DD 05/11/11		2,902
DAIMLERCHHRYSLER 07 CL A-4A	5.280% 03/08/2013 DD 11/21/07		1,129
DANSKE BANK A/S	2.500% 05/10/2012 DD 06/30/09		1,610
EUUROPEAN BK RECON & DEV	2.750% 04/20/2015 DD 04/20/10		945
FHLMC POOL #1B-1438	VAR RT 01/01/2034 DD 01/01/04		352
FHLMC POOL #G1-2099	4.500% 06/01/2013 DD 05/01/06		544
FEDERAL HOME LN BK CONS BD	5.250% 06/18/2014 DD 05/27/04		4,675
FEDERAL FARM CREDIT BK CONS	1.375% 06/25/2013 DD 05/25/10		6,403

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2011
(Dollars in Thousands)

Identity of Issue	Description of Investment	Cost	Current Value
FHLMC POOL #1B-0118	VAR RT 08/01/2031 DD 08/01/01		41
FEDERAL NATL MTG ASSN DEBS	4.625% 10/15/2014 DD 09/17/04		6,889
FEDERAL NATL MTG ASSN DEBS	4.875% 12/15/2016 DD 11/17/06		1,531
FEDERAL HOME LN MTG CORP REF	4.875% 06/13/2018 DD 06/13/08		7,230
FEDERAL HOME LN MTG CORP REF	2.125% 03/23/2012 DD 02/19/09		954
FEDERAL HOME LN MTG CORP REF	3.750% 03/27/2019 DD 03/27/09		9,817
FEDERAL HOME LN MTG CORP REF	2.000% 08/25/2016 DD 07/08/11		4,575
FNMA GTD REMIC P/T 2002-W2 AF6	STEP 05/25/2032 DD 03/01/02		654
FNMA GTD REMIC P/T 02-W11 AF 6	VAR RT 11/25/2032 DD 09/01/02		1,396
FHLMC MULTICLASS MTG	VAR RT 12/25/2032 DD 10/01/02		443
FHLMC MULTICLASS MTG	3.614% 09/27/2012 DD 09/01/02		381
FNMA GTD REMIC P/T 04-W1 2A2	7.000% 12/25/2033 DD 01/01/04		1,604
FNMA GTD REMIC P/T 05-19 PA	5.500% 07/25/2034 DD 02/01/05		3,288
FNMA GTD REMIC 2010-22 PC	5.000% 03/25/2037 DD 02/01/10		2,778
FHLMC MULTICLASS MTG 2736 BD	5.000% 04/15/2032 DD 01/01/04		2,320
FHLMC MULTICLASS CTFS 2791 OB	4.500% 05/15/2033 DD 05/01/04		4,184
FHLMC MULTICLASS CTFS 2931 AM	4.500% 07/15/2019 DD 02/01/05		1,695
FHLMC MULTICLASS CTFS 2941 AJ	4.500% 03/15/2035 DD 03/01/05		3,506
FEDERAL NATL MTG ASSN MTN	2.500% 05/15/2014 DD 05/15/09		1,461
FEDERAL NATL MTG ASSN MTN	1.125% 06/27/2014 DD 05/16/11		6,280
FHLMC MULTICLASS MTG 2934 CI	5.000% 01/15/2034 DD 02/01/05		4,283
FHLMC MULTICLASS MTG 3626 MA	5.000% 02/15/2030 DD 01/01/10		2,181
FHLMC MULTICLASS MTG 3660 BH	4.5000% 07/15/2037 DD 04/01/10		2,737
FHLMC MULTICLASS MTG 3601 PA	5.000% 09/15/2038 DD 11/01/09		2,720
FNMA POOL #0728766	VAR RT 07/01/2033 DD 07/01/03		298
FORDO 2009-B A3	2.790% 08/15/2013 DD 06/09/09		397
FORDO 2011-A A3	.970% 01/15/2015 DD 01/28/11		3,560
ALLY FINANCIAL	1.750% 10/30/2012 DD 10/30/09		1,114
GNMA GTD REMIC P/T 04-17 MA	5.000% 02/16/2032 DD 03/01/04		1,473
HUNDAI AUTO RCVB TRUST C A4	1.300% 02/15/2018 DD 10/02/11		3,756
HOWARD HUGHES MEDICAL IN	3.450% 09/01/2014 DD 08/18/09		640
ING BK N V NTHE ST CR GTEE	2.625% 02/09/2012 DD 02/09/09		952
INTER-AMERICAN DEVEL BK	1.625% 07/15/2013 DD 05/19/10		2,127
INTL BK RECON & DEVELOP	2.375% 05/26/2015 DD 05/26/10		2,215
INTL BK RECON & DEVELOP	.500% 11/26/2013 DD 10/26/11		1,199
J P MORGAN CHASE 07-LDPX CL A3	5.420% 01/15/2049 DD 03/01/07		8,648
JOHNSON & JOHNSON NT	5.150% 07/15/2018 DD 06/23/08		9,659
KING INTERNATIONAL LEASING	2.754% 10/15/2022 DD 11/17/10		1,596
LB UBS COML MTG 06-C7 CL A2	5.300% 11/15/2038 DD 11/11/06		3,806
MERCEDES-BENZ AUTO RECEIV 1 A3	1.420% 08/15/2014 DD 04/21/10		992
MERCEDES-BENZ AUTO RECEIV 1 A4	1.220% 12/15/2017 DD 07/20/11		1,306
MICROSOFT	1.625% 09/25/2015 DD 09/27/10		720
MICROSOFT SR UNSEC	2.500% 02/08/2016 DD 02/08/11		2,007
NCUA GUARANTEED NOTES C1 APT	2.650% 10/29/2020 DD 11/10/10		1,509
NORDIC INVESTMENT BANK	2.625% 10/06/2014 DD 10/05/09		1,154

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2011
(Dollars in Thousands)

	Identity of Issue	Description of Investment	Cost	Current Value
	RABOBANK NEDERLAND	4.200% 05/13/2014 DD 05/13/09		3,982
	ROYAL BANK OF CANADA	3.125% 04/14/2015 DD 04/14/10		1,102
	ROYAL BK SCOTLAND GRP PLC 144A	2.625% 05/11/2012 DD 05/12/09		1,912
	SLM STUDENT LN 2005-8 CL A-4	VAR RT 01/25/2028 DD 09/20/05		5,047
	SAN CLEMENTE LEASING	3.030% 11/22/2022 DD 12/08/10		1,557
	US CENTRAL FEDERAL CRED	1.900% 10/19/2012 DD 10/19/09		2,712
	TENNESSEE VALLEY AUTH	3.875% 02/15/2021 DD 02/08/11		3,041
	U S TREASURY NOTE	1.875% 02/28/2014 DD 02/28/09		672
	U S TREASURY NOTE	2.625% 4/30/2016 DD 04/30/09		17,311
	U S TREASURY NOTE	2.625% 02/29/2016 DD 02/28/09		25,943
	U S TREASURY NOTE	2.625% 07/31/2014 DD 07/31/09		7,411
	U S TREASURY NOTE	3.625% 08/15/2019 DD 08/15/09		10,655
	U S TREASURY NOTE	2.375% 10/31/2014 DD 10/31/09		1,690
	U S TREASURY NOTE	3.375% 11/15/2019 DD 11/15/09		13,679
	U S TREASURY NOTE	3.625% 02/15/2020 DD 02/15/10		4,639
	U S TREASURY NOTE	2.625% 08/15/2020 DD 08/15/10		14,560
	U S TREASURY NOTE	1.875% 08/31/2017 DD 08/31/10		6,280
	U S TREASURY NOTE	2.750% 02/28/2018 DD 02/28/11		4,934
	U S TREASURY NOTE	3.125% 05/15/2021 DD 05/15/11		12,840
	U S TREASURY NOTE	2.125% 08/15/2021 DD 08/15/11		21,641
	U S TREASURY NOTE	1.000% 08/31/2016 DD 08/31/11		7,077
	U S TREASURY NOTE	1.750% 10-31/2018 DD 10/31/11		6,175
	U S TREASURY NOTE	.375% 11/15/2014 DD 11/15/11		2,001
	U S TREASURY NOTE	1.250% 10/31/2015 DD 10/31/10		21,538
	U S TREASURY NOTE	1.375% 11/30/2015 DD 11/30/10		10,305
	VENDEE MORTGAGE	7.750% 05/15/2022 DD 06/01/92		1,141
	WORLD ONMI AUTO	2.210% 05/15/2015 DD 01/28/10		2,738
	WEST CORP FED CRED UNION	1.750% 11/02/2012 DD 11/02/09		1,620
	WESTPAC BANKING CORP	2.900% 09/10/2014 DD 09/10/09		3,135
	YALE UNIVERSITY YALUNI	2.900% 10/15/2014 DD 11/10/09		1,858
				459,877
*	DREYFUS GOVERNMENT CASH MANAGEMENT FUND	REGISTERED INVESTMENT COMPANY: 50,437,834 UNITS		**50,438**
	TOTAL INTEREST INCOME FUND		**	**979,555**

Global Equity Fund

*	BARCLAYS GLOBAL INVESTORS U.S. EQUITY MARKET FUND F	COMMON/COLLECTIVE TRUST FUND: 3,330,690 UNITS		129,264
*	BARCLAYS GLOBAL INVESTORS EAFE EQUITY INDEX FUND F	COMMON/COLLECTIVE TRUST FUND: 1,593,479 UNITS		39,040
	TOTAL GLOBAL EQUITY FUND		**	**168,304**

AT&T SAVINGS AND SECURITY PLAN

EIN 43-1301883, PLAN NO. 004
SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2011
(Dollars in Thousands)

Identity of Issue	Description of Investment	Cost	Current Value
Mid and Small Cap Stock Fund			
* BARCLAYS GLOBAL INVESTOR EAFE EQUITY EXTENDED EQUITY MARKET FUND F	COMMON/COLLECTIVE TRUST FUND: 13,115,893 UNITS	**	364,360
International Stock Fund			
* BARCLAYS GLOBAL INVESTOR EAFE EQUITY INTERNATIONAL STOCK FUND F	COMMON/COLLECTIVE TRUST FUND: 8,752,941 Units	**	214,447
Interest Bearing Cash			
* DREYFUS GOVERNMENT CASH MANAGEMENT FUND	REGISTERED INVESTMENT COMPANY: 4,641,196 UNITS	**	4,640
Loan Fund			
* LOANS TO PLAN PARTICIPANTS	4.24% - 10.50%	**	308,594
TOTAL			$ 5,450,042

* Party-in-interest

** Participant-directed investment, cost not required

*** Wrapper agreement, no stated maturity

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AT&T Savings and Security Plan

By   /s/ Paul W. Stephens
      Paul W. Stephens
      Senior Vice President and Controller

Date: June 22, 2012

EXHIBIT INDEX

Exhibit identified below, Exhibit 23 is filed herein as an exhibit hereto.

Exhibit
Number

23   Consent of Independent Registered Public Accounting Firm

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8, No. 333-173078) pertaining to the AT&T Savings and Security Plan of our report dated June 22, 2012, with respect to the financial statements and schedule of the AT&T Savings and Security Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2011.

Dallas, Texas   /s/ Ernst & Young LLP
June 22, 2012